Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of MarineMax, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated December 6, 2007, with respect to the consolidated financial statements of MarineMax, Inc., and the effectiveness of internal control over financial reporting of MarineMax, Inc., included in its Annual Report (Form 10-K) for the year ended September 30, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants
Tampa, Florida
August 13, 2008